UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2004 (October 19, 2004)

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100126**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1610

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership") hereby amends its Current Report on Form 8-K dated October 25, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Tucson Way Property, located in Englewood, Colorado, a suburb of Denver, Colorado, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Tucson Way Property that would cause the reported financial information relating to the Tucson Way Property not to be necessarily indicative of future operating results.

Item 9.01.   **Financial Statements and Exhibits**

Page

(c)   Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
Mid-Term Value Enhancement Fund I LP

We have audited the accompanying Statement of Revenues and Certain Expenses of the Tucson Way Property (the "Tucson Way Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Behringer Harvard Mid-Term Value Enhancement Fund I LP's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Tucson Way Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Tucson Way Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
November 29, 2004

Tucson Way
Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003 and the Nine Month Period Ended
September 30, 2004

	Year Ended December 31, 2003	Nine Month Period Ended September 30, 2004 (Unaudited)
Revenues:		
Rental revenue	$ 831,735	$ 623,802
Tenant reimbursement income	552,320	445,093
Total revenues	1,384,055	1,068,895
Expenses:		
Maintenance and service contracts	75,212	53,572
Utilities	145,325	119,719
Management fees	44,395	38,707
Administrative expenses	23,622	26,262
Property taxes and insurance	179,887	135,723
Repairs and maintenance	99,779	79,567
Total expenses	568,220	453,550
Revenues in excess of certain expenses	$ 815,835	$ 615,345

The accompanying notes are an integral part of this statement.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1. **Basis of Presentation and Summary of Significant Accounting Policies**

On October 19, 2004, Behringer Harvard 7400 Tucson Way, LLC, (the "Company"), a wholly owned subsidiary of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership"), acquired a two-story office building containing approximately 70,660 rentable square feet (unaudited) located on approximately 6.02 acres of land (unaudited) (the "Tucson Way Property") located in Englewood, Colorado, a suburb of Denver, Colorado.

The Tucson Way Property is a single tenant building occupied by Raytheon Company subject to a triple-net lease that expires in April 2012.

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting. The statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statement is not intended to be a complete presentation of the revenues and expenses of the Tucson Way Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Tucson Way Property have been excluded.

Revenue Recognition
The tenant lease is accounted for as an operating lease. Rental revenue is recognized on a straight-line basis over the term of the lease. Recoverable income consists of recovery of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of revenues and certain expenses during the reporting periods. Actual results may differ from those estimates.

2. **Leases**

The minimum future cash rentals of the tenant lease based on the noncancelable operating lease held as of December 31, 2003 are as follows:

2004	$	785,118
2005		800,820
2006		816,836
2007		833,173
2008		849,836
Thereafter		2,362,127
Total	$	6,447,910

3. **Major Tenants**

The following presents revenue from the tenant who individually represents more than 10% of the Tucson Way Property's total revenue for the year ended December 31, 2003:

Raytheon Company $1,384,055

4. **Statement of Revenues and Certain Expenses for the Nine Month Period Ended September 30, 2004**

The statement of revenues and certain expenses for the nine-month period ended September 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for a full year for the operation of the Tucson Way Property.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On October 19, 2004, the Partnership acquired the Tucson Way Property, a two-story office building containing approximately 70,660 rentable square feet, located on approximately 6.02 acres of land in Englewood, Colorado, a suburb of Denver, Colorado. The purchase price of the Tucson Way Property was $9,269,472, including closing costs. The Partnership used proceeds from its public offering to pay the entire purchase price and all closing costs of the acquisition.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Partnership had acquired the Tucson Way Property as of September 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the nine months ended September 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on September 30, 2004, nor does it purport to represent the future operations of the Partnership.

	September 30, 2004 as Reported (a)	Pro Forma Adjustments		Pro Forma September 30, 2004
Assets				
Real Estate				
Land	$ 2,786,232	$ 800,000	**(b)** $	3,586,232
Buildings, net	5,412,634	5,653,543	**(b)**	11,066,177
Real estate intangibles, net	659,313	2,992,958	**(b)**	3,652,271
Total Real Estate	8,858,179	9,446,501		18,304,680
Cash and cash equivalents	7,191,129	(9,269,472)	**(b)**	-
		2,000,000	**(c)**	
		78,343	**(d)**	
Restricted cash	1,262,789	-		1,262,789
Accounts receivable	54,518	-		54,518
Prepaid expenses and other assets	2,130,766	5,733	**(b)**	136,499
		(2,000,000)	**(c)**	
Total assets	$ 19,497,381	$ 261,105	$	19,758,486
Liabilities and partners' capital				
Liabilities				
Payables to affiliates	90,007	-		90,007
Distributions payable	96,235	-		96,235
Accrued liabilities	326,128	182,762	**(b)**	508,890
Subscriptions for limited partnership units	1,263,045	-		1,263,045
Total liabilities	1,775,415	182,762		1,958,177
Commitments and contingencies				
Partners' capital				
Limited partners, 44,000,000 units authorized;				
2,078,706 units issued and outstanding	17,721,494	78,343	**(d)**	17,799,837
General partners	472	-		472
Total partners' capital	17,721,966	78,343		17,800,309
Total liabilities and partners' capital	$ 19,497,381	$ 261,105	$	19,758,486

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2004

       The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Tucson Way Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the nine months ended September 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Nine months ended September 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Nine months ended September 30, 2004
Revenue						
Rental revenue	$ 526,279	$ 506,732	$ 623,802	$ (48,084)	**(d)** $	1,608,729
Other income	-	35,561	445,093	-		480,654
Total revenues	526,279	542,293	1,068,895	(48,084)		2,089,383
Expenses						
Property operating expenses	174,344	180,291	261,472	-		616,107
Real estate taxes	65,050	56,882	127,109	-		249,041
Property and asset management fees	28,874	35,318	38,707	(38,707)	**(e)**	123,905
				24,952	**(f)**	
				34,761	**(g)**	
General and administrative	217,282	2,226	26,262	-		245,770
Depreciation and amortization	126,668	168,284	-	392,961	**(h)**	687,913
Total expenses	612,218	443,001	453,550	413,967		1,922,736
Other income	26,081	-	-	-		26,081
Net income (loss)	$ (59,858)	$ 99,292	$ 615,345	$(462,051)		$ 192,728
Allocation of net income (loss):						
Net income (loss) allocated to general partners	$ (2)					$ 6
Net income (loss) allocated to limited partners	$ (59,856)					$ 192,722
Weighted average number of limited partnership units outstanding	911,719			1,151,030	**(i)**	2,062,749
Net income (loss) per limited partnership unit	$ (0.07)					$ 0.09

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Tucson Way Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Year ended December 31, 2003 Pro Forma
Revenue						
Rental revenue	$ -	$ 1,309,976	$ 831,735	$ (64,112)	(d) $	2,077,599
Recoverable expenses	-	141,663	552,320	-		693,983
Total revenues	-	1,451,639	1,384,055	(64,112)		2,771,582
Expenses						
Property operating expenses	-	360,237	330,672	-		690,909
Real estate taxes	-	149,749	169,531	-		319,280
Property and asset management fees	-	89,348	44,395	(44,395)	(e)	168,964
				33,269	(f)	
				46,347	(g)	
General and administrative	103,724	7,909	23,622	-		135,255
Depreciation and amortization	-	398,643	-	523,948	(h)	922,591
Total expenses	103,724	1,005,886	568,220	559,169		2,236,999
Other income	84	-	-	-		84
Net income (loss)	$ (103,640)	$ 445,753	$ 815,835	$ (623,281)	$	534,667
Allocation of net income (loss):						
Net income (loss) allocated to general partners	$ (26)				$	134
Net income (loss) allocated to limited partners	$ (103,614)				$	534,533
Weighted average number of limited partnership units outstanding	5,000			2,057,331 (i)		2,062,331
Net income (loss) per limited partnership unit	$ (20.73)				$	0.26

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.   Reflects the Partnership's historical balance sheet as of September 30, 2004.

b.   Reflects the acquisition of Tucson Way by the Partnership for $9,269,472.   The
Partnership allocated its purchase price to the assets and liabilities below and estimated
the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 800,000	-
Building	5,653,543	25 years
Above market lease	480,837	7.50 years
Tenant improvements, leasing commissions		
& legal fees	1,258,324	7.50 years
In-place lease	557,360	7.50 years
Tenant relationship	696,437	12.50 years
Prepaid expenses and other assets	5,733	-
Deferred rental revenue	(47,500)	-
Accrued property taxes	(135,213)	-
Other accruals	(49)	-
	$ 9,269,472	

The Partnership allocated the purchase price to the above tangible and identified
intangible assets based on their fair values in accordance with Statement of Financial
Accounting Standards No. 141, "Business Combinations" as follows:

The Partnership determines the value of above-market and below-market in-place leases
for acquired properties based on the present value (using an interest rate which reflects
the risks associated with the leases acquired) of the difference between (i) the contractual
amounts to be paid pursuant to the in-place leases and (ii) management's estimate of
current market lease rates for the corresponding in-place leases, measured over a period
equal to the remaining non-cancelable terms of the respective leases. The fair value of
above-market and below-market leases are recorded by the Partnership as intangible
assets and amortized as an adjustment to rental income over the remaining non-
cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to
in-place lease values, in-place tenant improvements, in-place tenant leasing commissions
and the tenant relationship based on management's evaluation of the specific
characteristics of the tenant's lease and the Partnership's overall relationship with the
tenant. The aggregate value for tenant improvements and leasing commissions are based
on estimates of these costs incurred at inception of the acquired lease, amortized through
the date of acquisition. The aggregate value of the in-place lease acquired and tenant
relationship is determined by applying a fair value model. The estimates of fair value of
the in-place lease includes an estimate of carrying costs during the expected lease-up
periods for the space considering current market conditions. In estimating the carrying
costs that would have otherwise been incurred had the lease not been in place,
management includes such items as real estate taxes, insurance and other operating
expenses as well as lost rental revenue during the expected lease-up period based on

current market conditions. The estimates of fair value of the tenant relationship also include costs to execute a similar lease including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management.

The Partnership amortizes the value of the in-place lease and in-place tenant improvements to expense over the initial term of the lease. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should the tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

Amounts allocated to land are derived from appraisals. Amounts allocated to buildings are calculated and recorded as if the building was vacant upon purchase and were calculated as replacement cost less depreciation. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

c.   Reflects the escrow deposits used in the purchase of the Tucson Way Property.

d.   The Partnership actually issued 307,839 partnership units during the period October 1, 2004 through October 18, 2004 for net proceeds of $2,709,751. This adjustment reflects the issuance of 8,903 partnership units for net proceeds of $78,343 as this is the pro forma amount necessary for the Partnership to complete the acquisition of the Tucson Way Property after September 30, 2004 from cash on hand.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004

a.   Reflects the historical operations of the Partnership for the nine months ended September 30, 2004.

b.   Reflects the combined Pro Forma results for the Hopkins and Northpoint Properties, as reported in Form 8-K/A dated September 13, 2004.

c.   Reflects the historical revenues and certain expenses of the Tucson Way Property.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the lease of approximately 90 months.

e.   Reflects the reversal of historical property and asset management fees for the Tucson Way Property.

f.   Reflects the property management fees associated with the current management of the Tucson Way Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4% of annual gross revenues, as defined in the property management agreement.

g.   Reflects asset management fees associated with the Tucson Way Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

h.   Reflects depreciation and amortization of the Tucson Way Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 5,653,543	25 years
Real estate intangibles[1]	2,992,958	7.50 years

[1] Included in real estate intangibles is $480,837 of above market lease value, which is amortized to rental income. See Note d.

12

i.   Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Hopkins, Northpoint and Tucson Way Properties. The adjustment is computed as follows:

Cash needed to acquire the Hopkins Property	$	3,056,377
Cash needed to acquire the Northpoint Property		5,822,663
Cash needed to acquire the Tucson Way Property		9,269,472
	$	18,148,512
Net cash received from each limited partnership unit issued	$	8.80 **(1)**
Limited partnership units needed to purchase the Hopkins, Northpoint and Tucson Way Properties		2,062,331
Plus weighted average of limited partnership units actually outstanding at September 30, 2004 in excess of 2,062,331		418
Less historical weighted average of limited partnership units outstanding at September 30, 2004		(911,719)
		1,151,030

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a.   Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b.   Reflects the combined Pro Forma results for the Hopkins and Northpoint Properties, as reported in Form 8-K/A dated September 13, 2004.

c.   Reflects the historical revenues and certain expenses of the Tucson Way Property.

d.   Reflects the amortization of the above market lease value over the remaining non-cancelable term of the leases of approximately 90 months.

e.   Reflects the reversal of historical property and asset management fees for the Tucson Way Property.

f.   Reflects the property management fees associated with the current management of the Tucson Way Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4% of annual gross revenues, as defined in the property management agreement.

g.   Reflects asset management fees associated with the Tucson Way Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

h. Reflects depreciation and amortization of the Tucson Way Property using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$5,653,543	25 years
Real estate intangibles[1]	2,992,958	7.50 years

[1] Included in real estate intangibles is $480,837 of above market lease value, which is amortized to rental income. See Note d.

i. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Hopkins, Northpoint and Tucson Way Properties. The adjustment is computed as follows:

Cash needed to acquire the Hopkins Property	$	3,056,377
Cash needed to acquire the Northpoint Property		5,822,663
Cash needed to acquire the Tucson Way Property		9,269,472
	$	18,148,512
Net cash received from each limited partnership unit issued	$	8.80 **(1)**
Limited partnership units needed to purchase the Hopkins, Northpoint and Tucson Way Properties		2,062,331
Less historical weighted average of limited partnership units outstanding at December 31, 2003		(5,000)
		2,057,331

[1] Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Mid-Term Value Enhancement Fund I LP

`   By: Behringer Harvard Advisors I LP
                                                 Co-General Partner

Dated: December 7, 2004   By: /s/ Gary S. Bresky
                                            Gary S. Bresky
                                            Chief Financial Officer and Treasurer